                                                     Filed by Virata Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934
                                             Subject Company: Virata Corporation
                                                   Commission File No. 000-28157

                                     * * * *

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Globespan and Virata. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Globespan and Virata with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Globespan and Virata (when it is available). READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

                                     * * * *

On October 1, 2001, Charles Cotton, Chief Executive Officer of Virata Corporation, and Armando Geday, President and Chief Executive Officer of GlobeSpan, Inc., conducted an investment community conference call. The following is the transcript of the "Question and Answer" segment of that investment community conference call.

                                     * * * *

                            Moderator: Armando Geday
                                 October 1, 2001
                                  7:00 a.m. CT

[Safe Harbor Statement read by operator]

[Remarks by ARMANDO GEDAY]

[Remarks by CHARLES COTTON]

Operator:      Thank you, Mr. Cotton. This question-and-answer session will be conducted electronically. If you would like to ask a question, you may do so by pressing the star key, followed by the digit one on your touch-tone telephone. We'll proceed in the order that you signal and we'll take as many questions as time permits.
               Once again, that's star, one, to ask a question. We'll pause just a moment to assemble our roster.

               We'll take our first question from Louis Gerhardy, Morgan
               Stanley.

Louis Gerhardy: Hi. Good morning. And first, our congratulations to both companies.

Male:          Thank you.

Louis Gerhardy: Armando, can you talk about your long-term financial targets for the combined entities and if they've changed from what we are familiar with for GlobeSpan before?

Armando Geday: In fact, we're not quite ready to give any detail on the model. We will be working on those over the next few weeks. In speaking in general terms, the combined entity has a long-term model for gross margins between 50 and 55, the SG&A between 10 and 15 percent, R&D between 20 and 25 percent and targeting and operating margin between 15 and 20 percent.

Louis Gerhardy: OK. Thank you. And then, I just wanted to also ask you about some of the synergies we might see, perhaps talking about the revenue line first. And perhaps one way to gauge this is to -- if you have an estimate as to what percent of the GlobeSpan design wins also have the Virata chips designed in today, perhaps vice versa. And am I right to think that this might be one of the first areas where you're going to see the -- some of the revenue synergies turn on?

Armando Geday: OK. I will -- first, let me comment in general about synergies. Our plan is to take a little more time to understand the revenue opportunity that is created by the combined company, understand where the product cost synergies are and rationalize the reallocation of our resources and understand how we are going to be able to grow our R&D budgets over time.

               As we look in the current environment, we can clearly see that GlobeSpan products sit right next to Virata products in (CPE) -- in (CEP) equipment. And given the market position that both companies have been able to achieve over the past six to nine months, I would say that the leverage opportunity for revenue upside is considerable.

               On the central office side, as some of the markets begin to address a different type of deployment model, we have seen designs that include some of the newly introduced Virata products that sit in DSLAM-like equipment right next to our central office DSL chipset. Having taken a preliminary look at the combination, we feel pretty confident that we are going to be able to generate the 30 to $35 million in synergies.

Louis Gerhardy: Very good. Thank you.

Operator: We'll go next to Charlie Glavin, Credit Suisse First Boston.

Charlie Glavin:  Thanks. And let me add congratulations. It looks like this will be a formidable combined entity. Charles or Armando, can you see whether or not you guys have had a formal licensing agreement prior to this merger?

Charles Cotton:  No. There's been no -- directly no formal licensing agreement, Charlie, at this stage. No.

Charlie Glavin:  And then, Armando, you guys have certainly had some of the best symmetrical, probably particularly the (G. chip cell). And, Charles, with your new nitrogen products certainly opening up beyond the vanilla ADSL into the residential (rudder) and residential gateways -- could both of you, if you care to at this point, kind of, talk about where maybe some of those synergies beyond the plain ADSL market leads for both of the companies? (If) you talk about the synergies, were those included already or are these areas that you're still excited about talking about internally?

Charles Cotton:  Well, I guess, you know, if I look at it from a customer premises perspective, you know, clearly we're seeing some evolution of the home networking market. And as you rightly point out, we just introduced, on Virata's side, the nitrogen product line. And we certainly see that home networking is going to be one of the fast growth markets internationally.

                And we will certainly see all kinds of configurations of DSL terminations and customer premises backed up by different kinds of gateways, different kinds of routing equipment, which will make it possible for multiple people and premises to share, you know, single DSL connections to the wide area network. And we certainly see this as being a new (fast goods) market that both companies will benefit directly from. So I think this is a great example of one of the synergistic areas we're going to see.

Charlie Glavin: And, Armando, it sounds like this could really open up maybe some of the small and mid-sized (businesses), maybe even beyond that, given your expertise. Could you -- could you elaborate off of Charles' comments as far as where you see the -- beyond the ADSL, particularly residential ADSL opportunities?

Armando Geday:  Yes. I guess the -- my perspective on this is maybe more generic in the sense that our focus has always been on maximizing design wins. And the combined entity is going to allow us to address every segment of the DSL market with either just a physical layer, just a communications processor or the combination of the two as it provides the lowest system cost opportunity for our customers.

                So the synergies that I -- that I see would come from the expanded market and product coverage in the near term and in the longer term, a better product integration road map that would utilize the best in class of the two companies.

Charlie Glavin: Great. Thanks once again.

Operator:       We'll take our next question from Drew Peck, SG Cowen.

Drew Peck:      Yeah. Good morning. I'm wondering -- you've talked a
                little bit about what the synergies are. I'm curious how much overlap there actually is in the products that Virata and GlobeSpan are selling today if you were to look at it from a revenue perspective or a percentage perspective. How much of the products overlap? And then, I have a follow up.

Armando Geday:  I would say that in -- from a current product availability standpoint, the overlap of the offering is quite minimal. We're both working on products that would expand the integration level of our solutions. And as we look at what happens in the next six to nine months, we will be taking into account the existing design -- customer design activities, the existing product development activities and looking at where the R&D growth is going to be occurring and properly reallocate the resources to expand our ability to invest in areas that we wouldn't have had the opportunity to invest in on our own.

Drew Peck:      Which actually gets me to the next question. The -- you
                have obviously, independent design teams at this point. How long will it take to get them together? How are you going to manage that process?

Armando Geday:  Very carefully, with one over arching objective of maximizing design wins and not disrupting customer decisions to use either of our products in their next generation designs, given that we clearly see this potential for customers to be confused as to which way to go. We are going to be very focused on making sure the customers are very comfortable with their transition plans.

Drew Peck:      OK. And lastly, is the implication that there are projects underway right now, some of which will be canceled because they did overlap?

Armando Geday:  I don't think that that is, in any way, what I was implying. I was simply commenting on our need to better understand the technology, expertise and our plan to utilize the best in class implementation.

Drew Peck:      Well, I was referring to your comment about the -- that
                both companies were working on higher levels of integration.

Armando Geday:  Well, I mean, I guess we were both announcing or had alluded to the desire to integrate more of the silicon. I wouldn't necessarily refer to a (project) cancellation but more a convergence of platforms.

Drew Peck:      Got it. OK. Thanks, Armando.

Operator:       We'll go next to Anton Wahlman, UBS Warburg.

Anton Wahlman:  Yes. Good morning, Armando. Congrats on what appears to be a real bargain price. My question is more for Charles. It would appear to me that, based upon the preliminary guidance that you talked about a moment ago and what was in the press release, you would have reported revenues some 20 percent-plus ahead of guidance and that GlobeSpan, (whatever), had, you know, revenues in line with, at least our estimate and probably that of others, as well.

                And if you look at the merger ratio, it would appear that this is a (de facto take under) compared to your current stock price of $9.22 versus the market price of $9.98. Why not wait three weeks or so to announce a merger of this kind and get better terms?

Charles Cotton: Anton, I think the math shows that, you know, while there was a small discount as of Friday's close, that the deal price represents 20 percent premium on the average exchange ratio over the last 20 days. And, you know, I think that that's the, sort of, statistic that one should focus on.

Anton Wahlman:  Even despite the underlying discrepancy in the performance in the current quarter?

Charles Cotton: I don't think there's any underlying discrepancy here.
                The numbers that both parties announced in the press release this morning was reconfirmed in the comments that I made a few minutes ago, you know -- you know, properly are being considered in all of our planning in this combination. So I think we're very comfortable at these evaluations here.

Anton Wahlman:  So, in other words, the 20 percent out performance this quarter was approximately compensated for by the 20 percent premium across the moving average of the last three or so weeks? That's -- if I understand you correctly, that's what you were saying there?

Charles Cotton: I think that's what you said, not what I said.

Anton Wahlman:  All right. Well, anyway -- well, congratulations.
                Certainly, you're the new stand-alone ((inaudible)) in all of this. So good luck to you, Armando and Charles.

Male:           Thank you, Anton.

Operator:       We'll go next to Arun Veerappan, Robertson Stevens.

Arun Veerappan: Yes. Good morning. A couple of questions, actually.
                Let me focus on that 30 million announcement, as well, Charles. Help me understand where that out performance came from. Perhaps you can give us a sense as to which geographies contribute to that out performance or customers, to the extent that you can. And I'll come back with a follow up.

Charles Cotton: OK. Arun, I -- well, I'd much prefer that we deferred these kinds of questions to the earnings calls coming up in about three weeks time. I think I'd rather, you know, focus on the combination today.

Arun Veerappan: OK. Very good. Then, let me come back then to the 30 to $35 million synergies that you talked about in the press release. Armando, will that primarily come out of the R&D and SG&A lines or were you talking about some other kinds of synergies, as well, on the cost of goods sold line?

Armando Geday:  What I was actually referring to in my attempted answer earlier was to point out that until we understand the full revenue upside opportunity that is a result of the combination and understand the exact capabilities and product plans of both of our organizations and how they relate to each other, it's going to be difficult to put the numbers in specific buckets. But it's clear that however you look at it, the opportunity for synergies of 30 to $35 million is very achievable.

Arun Veerappan: That's certainly fair enough. I'm not asking for, you know, specific breakdowns, if you will. I was merely asking where do you expect this to come from? Is this from expenses or is this including some other factors outside of expenses?

Armando Geday:  I would say that it would come from a combinations of areas. Revenues would be the most attractive. But that needs to be better understood. Cost reduction is probably less of a -- of a dependency, given that it is determined by the size of the purchasing power of the combined entity. And, of course, as we look at rationalizing the expenses, both companies had planned to grow on every line of expense over time. And we just need to make sure how that will occur once the combination is achieved.

Arun Veerappan: OK. Fair enough. And final question, if I could, for the both of you. Could you talk about how your North American sales respectively, are doing at this point in time and what those customers are telling you vis-a-vis some of the international folks that appear to be doing well? And that's something that I would take as an indication of the out performance on the Virata side, as well.

Armando Geday:  (So) let me -- let me give you my perspective. And it's consistent with what we said on our conference call and our expectation for the quarter and balance of the year. Our design win activity has been -- had been increasing in the Far East. And that, combined with our existing U.S. customers selling more and more product internationally has led us to expect then and we've continued to feel the same way, that the balance of the year will have more of an international mix than it did in the past. We also see some potential release from U.S. customers in the balance of the year. But we're not really ready to make further comment on this until our earnings release timeframe.

Charles Cotton: Yeah. I think, just adding to Armando's comments there,
                (and) we're certainly seeing a lot of the excitement in the DSL market occurring in the Asian region. And I think it's been pretty well documented that, you know, two of the most exciting markets are in -- or two or three of the most exciting markets in the world are over there in, you know, a place like Taiwan, Japan and China. And, you know, in major part, they're compensating by -- from much lower growth in the North American market.

Arun Veerappan: Very good. Thank you and congratulations to the four of you in your respective companies.

Male:           Thanks, Arun.

Operator:       We'll go next to Cody Acree, Frost Securities.

Cody Acree:     Thanks. (Let me follow) up on a previous question. I guess
                I'm similar to ((inaudible)), as well, given Virata's relative out performance in the quarter on the timing of the acquisition. Is there any impetus for the timing, I guess, at this point or I guess, what was the drive?

Charles Cotton: I think the -- you know, we've -- Armando and I have been talking for some considerable period of time. And this is, you know, perceived as, you know, a very important, long-term strategic combination of our businesses. And, you know, the precision of how you time these things is somewhat overtaken by the process of getting to the combination.

                And, you know, now is the right time for us to do the deal together. And, you know, the -- this is the time when -- Armando has already drawn attention to the opportunities for further increases in silicon integration are very real and we believe that the combination of the technical and product capabilities of both companies will enable us to, you know, drive all those synergies that have been talked about on this call.

Operator:       We'll go next to Greg Tuorto, Dreyfus.

Male:           Hello.

Male:           Are we still on line here?

Operator:       Yes, sir. Stand by one moment please.

                We'll go next to Michael Petro, Dain Rauscher Wessel.

Michael Petro:  Good morning and congratulations. Charles or Armando, how do you see the combined company splitting its R&D and marketing resources between central office versus (CPE) and then also, processor and software versus physical layer? Would that be in rough proportion to the independent companies current sizes or do you see a shift in your strategy?

Armando Geday:  I think from a strategy perspective, our focus is on increasing our -- or improving our market position. And it is too early to tell how the allocation of resources will be applied to the various product lines. It is very dependent on the specific expertise that has been developed by each of the companies. So this is really going to come out in a lot more detail after the integration plan is completed and executed.

Michael Petro:  So even in broad terms, could you say, you know, whether you expect to push more towards, you know, processor and software or physical layer or anything like that?

Armando Geday:  The strategy -- the GlobeSpan strategy has always been to expand the silicon content on both the CO and the CP. We've always maintained that our opportunity to sustain our leadership position on the CO was a priority. And secondly, we wanted to make sure that we expanded our market position on the CP. So it is difficult, until we assess the size of the opportunity, understand the return on investment to decide today how those resource allocations are going to be materialized.

Michael Petro:  Thank you.

Operator:       We'll go next to Joseph Bellace, Jefferies & Company.

Joseph Bellace: Yeah. Thank you and good morning. And congratulations also.

                I had two questions. You mentioned the revenue for the 12 months ending June 30th were 528 million. If you take that historical number, could you give us some sense, just a range, of what the mix would look like on the combined company North America,

               Europe, Asia Pacific? Or, if you can't cut it that way, how about DSLAM versus (CPE)? That was my first question.

                Secondly, could each of you just briefly comment on the pricing environment today for your products? And I thank you.

Charles Cotton: (Yeah). If we look at -- this is -- this is Charles. If we look at the year up to -- sorry -- if you look at the June quarter, then the combination is heavy towards the Asian market,
                (up) 50 percent. The combination is into Asia, about a third into North America and the balance into Europe. And then, within that, the split between the central office and customer premises is about two-thirds to central office and about one-third to customer premises.

Joseph Bellace: Thank you.

Operator:       We'll go next to John Barton, Prudential Securities.

John Barton:    Yes. Good morning. Congratulations. Armando, I wonder if
                you could just comment briefly on what this would do when you combine both offerings from the two companies to dollar content in both the (CPE) and the CO area? And I know you don't like to get specifically into ASP. So even if you can look at it as a percentage of the (TAM) or any other way you want to slice it, please.

Armando Geday:  I'd say on the CP, (it's) probably more than double. And on the CO, depending on the application, it could be anywhere between 20 to 70 percent.

John Barton:    OK. And then, will they look outside of DSL -- so other
                variance of the last mile access? Obviously, both companies have looked at those areas, as well as (stuff) further into the WAN.
                Any comments on what this combination might do to help accelerate exposure in any of those areas?

Armando Geday:  I guess in principle, the way it would accelerate is as we determine the appropriate level of resources assigned to DSL and as we look at our long-term return targets, we could better resource the activities in non-DSL (segments).

Charles Cotton: I think I'd just add to what Armando is saying and that is that DSL is one of the very few markets in the world which is growing rapidly today. And I think, you know, we feel that that provides considerable scope for the business going forward. And, you know, we are investing jointly very, very heavily in R&D, in further developments in that area.

John Barton:    Thank you very much.

Operator:       We'll go next to Tom Vanbuskirk, Troy Asset Management.

                Mr. Vanbuskirk, your line is open.

                We'll go next to Scott Keller, Deal Analytics.

Scott Keller:   Good morning. One quick question regarding the
                regulatory approvals that (we) require. Can you detail what U.S.
                regulatory approvals will be necessary and any foreign ones?

Male: I think that in the U.S. the only one would be the (HSR) filing that would be required.

Scott Keller:   And no foreign approvals?

Male:           I do not believe so.

Scott Keller:   OK. Thank you.

Operator:       We'll go next to David Leiberman, Tiedemann & Company.

David Leiberman: Yes. Given that there is some overlap, it seems like there's only a few significant players. Both these two companies are among the major ones. What is -- I mean, do you think there's an antitrust issue here?

Male: Given that our competition includes companies like Texas Instruments and Intel, I would find it difficult for anyone to perceive this as problematic in any antitrust way.

David Leiberman: What are the -- are there any options -- cross options of ownership or what is the break fee?

Male:           Cross options -- oh, in the -- in terms of breakup fee?

David Leiberman: Yeah. Lock ups.

Male: We -- there are no options. And the breakup fee is in the order of $30 million.

David Leiberman:  Thank you.

Operator:       Once again, if you have a question, star, one, on your
                touch-tone telephone. We'll go to Curt Schuelein, March
                Partners.

Curt Schuelein: Yes. Thank you. I saw that your guidance on timing runs (out around) as much as six months. Is there any reason to expect it to really take six months and does that reflect some level of regulatory concern?

Male: No. We were just -- we're just putting a range that's (slightly) conservative.

Curt Schuelein: OK. Thank you.

Operator:       We'll go next to Greg Tuorto, Dreyfus.

Greg Tuorto:    Good morning, gentlemen. Sorry about the earlier
                problem. Could you talk to me about your intentions for the Japanese marketplace? I know Virata had a pretty interesting position there. And GlobeSpan had been trying very hard to increase its presence. Can you -- can you give any thought to where you see things rolling out there?

Charles Cotton: Well, your observation is absolutely right. We -- you know, we're growing very rapidly with the Japanese market particularly in the (NXA) area, which Yahoo broadband is, you know, rolling out very rapidly at the moment. And, you know, we see Japan as being one of the fast growth markets worldwide. And, you know, I think both companies have, you know, exciting opportunities there going forward.

Armando Geday:  And from a GlobeSpan perspective, for those of you who have been listening to our disclosure of design wins, we typically don't talk about them. And customers are only mentioned if they happen to be 10 percent customers. We did, at the last conference call, talk about our intention to increase our market share and we feel pretty confident that we are on our way to achieving our objectives.

Greg Tuorto:    Thank you.

Operator:       We'll go next to Michael Emerald, Long Fellow Investments.

Michael Emerald: I apologize for joining late. I didn't hear whether there were any callers to the stock merger consideration and also, whether there's any prices at which either party can walk based on the stock price?

Male:            None.

Michael Emerald: Thank you.

Operator:        We'll go next to Luca Ippolito, Chesapeake Partners.

Luca Ippolito:   Yes. Are there financial tests or performance tests
                 or net worth tests or customer retention or key employee retention conditions?

Male:            None.

Luca Ippolito:   Thank you.

Operator:        And, Mr. Geday, it appears there are no further questions at this time. I'll turn the conference back over to you for any additional or closing remarks.

[Closing comment by ARMANDO GEDAY]

                                       END

                                     * * * *
On October 1, 2001, Virata Corporation disseminated the following information.

                                     * * * *
                         [GlobeSpan logo] [Virata logo]

                                      1+1=3

Safe Harbor Statement

These materials contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this release include statements about future financial and operating results and the proposed GlobeSpanVirata merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that GlobeSpan's and Virata's businesses will not be integrated successfully; costs related to the merger; failure of the GlobeSpan or Virata's stockholders to approve the merger; and other economic, business, competitive and/or regulatory factors affecting GlobeSpan's and Virata's businesses generally as set forth in GlobeSpan's and Virata's filings with the Securities and Exchange Commission, including their Annual Reports on Form 10-K for the fiscal year ended 2000, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. GlobeSpan and Virata are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by GlobeSpan and Virata. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by GlobeSpan and Virata with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from GlobeSpan and Virata (when it is available). READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

GlobeSpan, its directors, executive officers and certain other members of management and employees may be soliciting proxies from GlobeSpan stockholders in favor of the issuance of GlobeSpan common stock in connection with the merger. Information regarding GlobeSpan's directors and executive officers the persons is set forth in the GlobeSpan proxy statement for its 2001 annual meeting, filed with the SEC on April 27, 2001, and additional information will be set forth in the definitive proxy statement prospectus when it is filed with the SEC.

                          [GlobeSpan logo][Virata logo]

Overview of the Transaction

COMPANY NAME:                     GlobeSpanVirata

TRANSACTION STRUCTURE:            Stock-for-stock tax-free exchange

EXCHANGE RATIO:                   1.02 GlobeSpan shares per Virata share

OWNERSHIP SPLIT:                  52.5% GlobeSpan / 47.5% Virata







BOARD OF DIRECTORS:               4 GlobeSpan / 4 Virata

CHAIRMAN:                         Charles Cotton

                                  Virata CEO

CHIEF EXECUTIVE OFFICER:          Armando Geday
                                  GlobeSpan President/CEO

CLOSING CONDITIONS:               Shareholder Approval

                                  HSR Review

TARGET CLOSING:                   3-6 Months

                                  [GlobeSpan logo][Virata logo]

Overview of GlobeSpanVirata

|X|  Leading provider of DSL chipset solutions
     --  $528MM pro forma LTM revenues

|X|  Broadest DSL product portfolio
     -- Physical layer and communications processor packed software -- Central office and customer premise equipment -- Symmetric and asymmetric DSL

|X|  Leading blue chip customer base
    --  Over 300 customers

|X|  Substantial financial resources
     --  $700MM in cash & equivalents

|X| Largest worldwide DSL focused organization -- 1,150 employees worldwide, nearly 900 engineers -- 15 sales offices worldwide

Source: Company filings

                          [GlobSpan logo] [Virata logo]

Compelling Combination

|X|  Highly complementary combination

|X|  Substantial merger efficiencies

|X|  Accretive to earnings within twelve months following completion

|X|  Enhanced scale and presence in the global marketplace

|X|  First class management team with proven integration track records

|X|  Strong financial profile

                         [GlobeSpan logo] [Virata logo]

Virata Company Overview

|X| Leader in communications processors -- LTM revenues of $119MM -- 7 million chips shipped

|X|  Blue chip DSL customer base
     --  More than 175 customers

|X|  Broad DSL technology portfolio
     --  PHY-independent communications processors






     --  PHY-integrated communications processors
     --  Voice DSPs

|X|  Organization dedicated to DSL
     --  438 employees
     --  328 engineers

                         [GlobeSpan logo] [Virata logo]

Virata's Arsenal of Technologies

[Picture depicting the ISOS Software Suite: including Symmetric PHYs, Integrated ADSL Communications Processor and PHY, Reference Designs, Web-based Management Software, ATN and IP Networking Software, MPLS Software, Voice Software, Voice DSPs and Communications Processors]

                         [GlobeSpan logo] [Virata logo]

Software Differentiated Communications Processors

|X|  Integrated Software on Silicon                    REVENUE MIX
     (ISOS) reduces costs and
     speeds time to market                            [Pie chart depicting the
                                                       revenue mix between
|X|  Cuts development time                             Software and
     by half                                           Software-enabled
                                                       Communications

|X|  Delivers one platform for                         Processors]
     developing products for
     multiple market segments
     --  Bridge>Router>IAD>MSG

                         [GlobeSpan logo] [Virata logo]

Advanced Services Require Complex Solutions



         MSG                            UPnP          Java     Service
                                        XML                    Provisioning

         IAD                   SSCS/CC  RTP/Diff/Err  MGCP
                               S        (VolP)        Megaco
                               (ATM)                  SIP
DEVICE

TYPE     Router/  TCP/IP       DNS      Firewall      SNMP     MPLS
         MTU      RIPI/II      PPTP     Frame         v3
                  SNMP                  Relay
                                        Web Server

         Bridge/  Kernel, ATM  PC       MAC Drivers
         Modem    Ethernet,    Drivers  Auto-
                  PPoA, PPoE,           provisioning

                  RFC 1483,
                  Bridge (Mac)

                  6            7        8             9        10

                              ISOS SOFTWARE VERSION


                         [GlobeSpan logo] [Virata logo]

GlobeSpan Company Overview

|X|  Global provider of DSL solutions
     --  LTM revenues of $409MM

|X| Extensive DSL customer base -- More than 150 customers / 600 design wins -- More than 50 service providers worldwide

|X|  Broad DSL technology portfolio
     --  Symmetric & asymmetric products

     --  Layer 1 to Layer 5 "System-and-Software-On-Chips" capabilities

|X| Leading global organization dedicated to DSL -- More than 700 employees -- More than 550 engineers

                         [GlobeSpan logo] [Virata logo]

DSL Processors

|X|  Product                                 |X|  Support
     --  Reprogrammable DSP                       --  Production-ready

[Picture of Computer Chip]                            reference designs
     --  Mixed-signal silicon                [Picture of a software panel]
[Picture of Computer Chip]                        --  System expertise
     --  Algorithm and                       [Picture of a meeting]
         protocol software

                         [GlobeSpan logo] [Virata logo]

DSL Processors - Central Office

                       [Picture of a single board design,
                    specifically noting 16 CH DSP, QUAD AFE,
                          Line Driver, and Quad xfmr]

               Single board design using highest density multimode asymmetric chip set delivers highest performance,

            interoperable, lowest risk solution for annex A, B, C, H

                         [GlobeSpan logo] [Virata logo]

DSL Processors - Central Office

                             72 port DSLAM line card

                     [Picture of a 72 port DSLAM line card]

                  Highest density multimode symmetric chip set
                 delivers lowest power and highest performance

                         [GlobeSpan logo] [Virata logo]

Application Specific Network Processors

DSLAM data plane controller and Multi-Service OC12 aggregation and switching


32 DSO - 336 DSO    672 DSO            120 MHz
HDLC Controller     HDLC Controller    1.2 GIPS
Up to 90MHz         80MHz

Up to 180 MIPS      360 MIPS







[Picture of a       [Picture of a      [Picture of a
 Controller]         Controller]        Controller]
    1999               2000               01H1


[Picture of a network processor core]  Network processor
                                       core used in a single
                                       chip IAD

                         [GlobeSpan logo] [Virata logo]

DSL Potential

Potential Demand for >1 Billion DSL Chip Sets

800 Million Copper Phone Lines Worldwide and Growing

Campus Networking-----------Corporate Offices          Multiple
[Graphic of Campus \        [Graphic of Corporate     /Dwelling
Building Omitted]   \       Offices Omitted]         / Units
                     \              |               /  [Graphic Omitted]
                      \             |              /
                       \            |             /                  Homes and
                        \           |            /                   SOHO
                         \          |       /--Remote----------------[Graphic
                          \         |      /   Terminal [Graphic     Omitted]
Cell Site [Graphic         Central Office/    Omitted]         \
of Cell Tower Omitted]-------[Graphic                           \
                            /Omitted]                            \
                           /                                      \  Homes and
                          /                                        \ SOHO
                         /                                          \[Graphic
                        /                                            Omitted]






                      ISP

                         [GlobeSpan logo] [Virata logo]

Subscriber Growth Will Drive
Significant Demand for DSL Infrastructure

[Graphic of Chart Omitted]

Ports   Access Concentrator                Units   CPE-DSL Unit
(MM)    DSL Port Shipments                 (MM)    Shipments

        -------------------                        ------------
60   |--------------------------           45   |------------------------------
     |                                     40   |------------------------------
50   |--------------------------           35   |------------------------------
     |   CAGR:  31%                             |      CAGR:  39%
40   |--------------------------           30   |------------------------------
     |                                     25   |------------------------------
30   |--------------------------           20   |------------------------------
     |                                     15   |------------------------------
20   |--------------------------           10   |------------------------------
     |                                      5   |------------------------------
10   |--------------------------            0   |------------------------------
     |                                          |'99 `00 `01 `02 `03 `04 `05
 0   |--------------------------
     |'99 `00 `01 `02 `03 `04 `05

[chart showing increasing trend]               [chart showing increasing trend]


     Source:  Dell'Oro (7/30/01)







                         [GlobeSpan logo] [Virata logo]

DSL Opportunity

         185MM                DSL port shipments from 2001 - 2005 (1)
           |
          x2                  Chipset ports per DSL unit
           |
           V

  [Graphic of Arrow
     Omitted]

         370MM                DSL chipsets
           |
          x $20               ASP of silicon content in DSL system
           |
           V

  [Graphic of Arrow
     Omitted]

         $7.4Bn               Total DSL opportunity available through 2005


Note:  (1) Based on Dell'Oro (7/30/01)

                         [GlobeSpan logo] [Virata logo]

Proven Interoperability in the Field

[Graphic of board
with GlobeSpan chip and
Virata chip]







                          [Larger Graphic of board with
                         GlobeSpan chip and Virata chip]

                         [GlobeSpan logo] [Virata logo]

Combination Creates the Most Comprehensive
DSL Chipset Provider

                                             |X| Unprecedented product portfolio
                                                 breadth and depth


                    /\
                   /  \                      |X| Compelling solution to
                  /    \                         DSL service providers
                 /      \
                / System-\                      -- Drive more integrated
               /  Level   \                        silicon solution in DSL
              /   Design   \                       access equipment
             /    Expertise \
            /    Reference   \                  -- Improves economics
           / Designs Software \                    for DSL service
           --------------------                    providers
         /\                    /\
        /  \                  /  \
       /    \                /    \
      /      \              /Physic\
     / Layer  \            /al Layer\
    /   2/3    \          /    ADS   \
   / Processors \        /      L     \
  /    Voice     \      /      SDS     \
 /    & Data      \    /        L       \
/    Compression   \  /        VDS       \
--------------------  ----------L---------








                         [GlobeSpan logo] [Virata logo]

Complete System Silicon Solution
DSL Opportunity Will Drive Revenue and EPS Growth



-----------------------------------------------------------------       -------  -------
  Applications: Data, Voice, Video                                       Video    Voice       [Virata logo]
-----------------------------------------------------------------       -------  -------             |
                  |                                                        |        |                |
                  V                                                        |        |                |
-----------------------------------------------------------------          |        |                |
     IP/IPx/Appletalk, etc.                                                |        |                |
-----------------------------------------------------------------          |        |                |
     |                 |            |        |           |                 |        |                |
     V                 V            V        V           V                 V        V                |
------------    --------------    -----    -----   ------------         -------  -------             |
Classical IP    Ethernet/Token                      Frame Relay                                      |






RFC - 1577            Ring         MPLS     PPP       Service            MPEG     VTOA               |
                LAN Emulation/                      FRF.5/FRF.8            2                         |
                     MPOA                                                                            |
------------    --------------    -----    -----   ------------         -------  -------             V
     |                 |            |        |           |                 |        |                /\
     V                 V            V        V           V                 |        |                |
------------    -------------     --------------   ------------            |        |                |
LLC/SNAP,       Ether Type,        LLC/SNAP,         NLPID/                |        |                |
 VC Mux          LLC/SNAP           VC Mux           SNAP                  |        |                |
RFC-1483        RFC-894, 1042       RFC-1483         RFC-1490              |        |                |
------------    -------------     --------------   ------------            |        |                |
     |                 |                 |               |                 |        |                |
     V                 V                 V               V                 V        V                |
-----------------------------------------------------------------       --------------------         |
                Adaptation Layer AAL 5                                  Adaptation Layer             |
                                                                              AAL 1/2                |
-----------------------------------------------------------------       --------------------         |
                         |                                                      |                    |






                         V                                                      V                    |
------------------------------------------------------------------------------------------           |
                              Link Layer: ATM                                                        |
------------------------------------------------------------------------------------------   [GlobeSpan logo]
                                    |
                                    V

------------------------------------------------------------------------------------------
                         Physical Layer - xDSL,
------------------------------------------------------------------------------------------

                         [GlobeSpan logo] [Virata logo]

Broadest DSL Product Offering


                   LAYER 2/LAYER 3             ADSL                      SYMMETRIC
               --------------------     ------------------        -----------------------
               Processor   Software     Integrated     PHY        SDSL    HDSL2   G.shdsl          VDSL

[GlobeSpan
logo] [Virata

logo]          #           #            #             #           #       #       #                *

Centillium                              +             #

Conexant                                +                         #       *       *

Intel          #







Motorola       #

Texas

Instruments    *                        +             #                           *


[Legend]

# = Shipping            * = Announced            + = In Development

                         [GlobeSpan logo] [Virata logo]

Broadest DSL Physical Layer Product Offering

                                 ADSL Symmetric

               --------------------     -----------------------
               Integrated     PHY       SDSL    HDSL2   G.shds1           VDSL

GlobeSpan      |    #          #         #        #        #         |      *
[logo]         |                     |                               |
               |                     |                               |
               |                     |                               |
Centillium     |    +          #     |                               |
               |                     |                               |
               |                     |                               |
Conexant       |    +                |   #        *        *         |
               |                     |                               |
               |                     |                               |
Texas          |    +          #     |                     *         |
Instruments    |                     |                               |


[Legend]







# = Shipping            * = Announced            + = In Development

                         [GlobeSpan logo] [Virata logo]

Broadest DSL Communications
Processor Product Offering

                  Central Office             Customer Premise

               --------------------      -----------------------
                   ATM         IP             ATM        IP

Virata         |    #          #       |        #          #
[logo]         |                       |
               |                       |
               |                       |
Intel          |    #                  |
               |                       |
               |                       |
Motorola       |    #                  |


[Legend]

# = Shipping            * = Announced            + = In Development

                         [GlobeSpan logo] [Virata logo]

Combined Company Vision
Compelling value proposition for customers

|X|    Lead in all major DSL categories







|X|    Extend technology leadership

|X|    Maximize design wins

|X|    Increase time to market advantage

|X|    Enhance system-level expertise

|X|    Drive continuing integration at board level

|X|    Capitalize on customer synergies


                         [GlobeSpan logo] [Virata logo]

Creates a Leading Communications-IC Provider


                           [Graphic of Charts Omitted]


($MM)    LTM REVENUES (1)                         ($MM)     LTM R&D (1)
        -------------------                                ------------
1,400 |                                            450   -
      |1,181                                       400   -381
1,200 -                                            350   -
      |                                            300   -
1,000 -                                            250   -         219
      |                                            200   -
  800 -        644                                 150   -                 171
      |             528                            100   -                         130   130






  600 -                   485                       50   -                                        51
      |                       403                        |                                                37
  400 -                                              0   -
      |                          143     120             |
 2000 ----------------------------------------           |-----------------------------------------------------
       Broadcom |GlobeSpan | AMCC | Centillium            Broadcom   |  GlobeSpan   |   Vitesse   |  Transwitch
                | Virata   |      |                                  |   Virata     |             |
                |          |      |                                  |              |             |
         PMC-Sierra    Vitesse  Transwitch                    PMC-Sierra          AMCC          Centillium

     Note:  (1) Source:  Company filings.

                         [GlobeSpan logo] [Virata logo]

Focused on Design-Wins

              [Map of the World With Offices Marked in Background]

X    >500 design wins

X    $171MM pro forma LTM R&D spending

X    Nearly 900 product development & support personnel

X    Global sales reach







     -    15 sales offices worldwide

                         [GlobeSpan logo] [Virata logo]

Leading Global Blue-Chip Customer Base



          NORTEL [LOGO]            UTSTARCOM [LOGO]             AMBIT [LOGO]


MOTOROLA [LOGO]        LUCENT TECHNOLOGIES [LOGO]         HYUNDAI [LOGO]        SIEMENS [LOGO]
                          BELL LABS INNOVATIONS


MARCONI [LOGO]       ADC [LOGO]          AZTECH [LOGO]               SAMSUNG [LOGO]       TOSHIBA [LOGO]
                                        Total Power Performance

ALCATEL [LOGO]        MEDIALINCS [LOGO]           XAVI [LOGO]            WESTELL [LOGO]


INTEL [LOGO]             HOME [LOGO]            D-LINK [LOGO]           ERICSSON [LOGO]          ORCKIT [LOGO]
                                                Building Networks
                                                For People

PANASONIC [LOGO]           NEC [LOGO]            CISCO SYSTEMS [LOGO]             ARESCOM [LOGO]








COM21 [LOGO]            NOKIA [LOGO]               ACER [LOGO]                   FUJITSU [LOGO]
                        Connecting People


                         [GlobeSpan logo] [Virata logo]

Worldwide DSL Service Provider Deployments



North America                      Asia Pacific Region                     Europe/ROW
--------------                     -------------------                     ----------

QWEST [LOGO]                       PCCW - HKT [LOGO]                       BT [LOGO]

SBC [LOGO]                         KOREA TELECOM [LOGO]                    DEUTSCHE TELEKOM [LOGO]

BELLSOUTH [LOGO]                   CHINA TELECOM [LOGO]                    TELIA [LOGO]

VERIZON [LOGO]                     HANARO TELECOM, INC. [LOGO]             TELECOM ITALIA [LOGO]
                                   Hanaro Telecom Incorporated

MCI WORLDCOM [LOGO]                                                        TELEFONICA [LOGO]

SPRINT [LOGO]                      CHUNG HWA TELECOM [LOGO]                KPN [LOGO]

TELUS [LOGO]                       TELECOM NEW ZEALAND [LOGO]              TDC [LOGO]

AT&T [LOGO]                        SINGTEL [LOGO]                          BEZEQ [LOGO]

BROADWING [LOGO]                   HONGKONG TELECOM CSL [LOGO]







ALLTEL [LOGO]


--------------------------------------------------------------------------------
                       100 service providers, 42 countries

--------------------------------------------------------------------------------

                         [GlobeSpan logo] [Virata logo]

Financial Highlights

|X| Pro forma LTM revenues of $528MM

|X| Pro forma LTM R&D spending of $171MM

|X| Balanced customer and geographic revenue mix -- Over 300 customers and 100 service providers -- Broadest DSL product offering

|X| Solid balance sheet - $700MM cash and equivalents

|X| Transaction expected to be accretive to earnings within the first twelve months following completion

                         [Globespan logo] [Virata logo]

Integration

|X| Synergies of $30MM - $35MM

|X| Potential for enhanced revenue growth







|X| Integration planning has commenced
    -- R&D

    -- Manufacturing
    -- Administration
    -- Facilities

|X| Senior management experienced in acquisition integration -- Successfully completed 12 acquisitions incorporating 441 employees in 12 months

                         [Globespan logo] [Virata logo]

Annual Revenue Growth

[Bar Graph entitled, "Annual ($ Millions)" indicates the following data:

             1998    1999    2000
             ----    ----    ----
Virata:        $9     $12    $119
Globespan:    $31     $56    $348

             ----    ----    ----
Total:        $40     $68    $467


Bar Graph entitled, "First Six Months ($ Millions)" indicates the following data:

             1H00    1H01
             ----    ----
Virata:       $40    $40
Globespan:   $107    $169







             ----    ----
Total:       $147    $209]

                         [Globespan logo] [Virata logo]

Pro Forma Balance Sheet

                                        ---------------------
($ Millions)                           | As of June 30, 2001 |
                                        ---------------------

Cash & Marketable Securities                   $700

Accounts Receivable                              25

Inventory                                        76

Total Assets                                  1,760

Total Debt                                      135


                         [Globespan logo] [Virata logo]

Creating A Leading Global Provider of
DSL Chipset Solutions

|X| Highly complementary combination
    -- Physical layer and communications processor package software -- Central office and customer premise equipment -- Symmetric and asymmetric DSL

|X| Substantial merger efficiencies







|X| Accretive to earnings within twelve months following completion

|X| Enhanced scale and presence in the global marketplace

|X| First class management team with proven integration track records

|X| Strong financial profile

                         [Globespan logo] [Virata logo]

Combined Company Financial Model

 --------------                        -------      --------
| % of Revenue |                      | CY'00 |    | Target |
 --------------                        -------      --------

Gross Margin                             56%         50-55%

Sales, General & Administrative          17%         10-15%

Research & Development                   27%         20-25%
-------------------------------        -------      --------
Operating Margin                         12%(1)      15-20%



Note: (1) Excludes extraordinary and other non-cash items.

                         [Globespan logo] [Virata logo]

Toll Quality Voice Processors

                                                    DSLAM based
                                                   voice over DSL

                                                 Converged Voice
                                                   over Packet

                                                     Systems

             256 Channel                        Toll quality echo
          simultaneous CODEC                        canceller
         and echo cancellation
                                                  Remote Access
                                                  Concentrators

         [Graphic of Chip]
                 01Q1

                 Voice core used     [Graphic of Chip]
                in single chip IAD

                         [Globespan logo] [Virata logo]

Complete System Silicon Solution

DSL Opportunity Will Drive Revenue and EPS Growth



 ----------------------------------------------------------           -------      -------
|              Applications: Data, Voice, Video           |          | Video |    | Voice |            -----------






 ----------------------------------------------------------           -------      -------            |           |
                           ||                                            ||           ||              |           |
                           \/                                            ||           ||              |  Virata   |
 ----------------------------------------------------------              ||           ||              |  Product  |
|                  IP/IPX/Appletalk, etc.                  |             ||           ||              |   Focus   |
 ----------------------------------------------------------              ||           ||              |           |
    ||                   ||            ||     ||         ||              ||           ||              |           |
    \/                   \/            \/     \/         \/              \/           \/               -----------
 --------------   ----------------   ------   ---   -------------      ------      -------
| Classical IP | | Ethernet/Token | | MPLS | |PPP| | Frame Relay | | MPEG |      |  VTOA  |
| RFC - 1577 |        | Ring |                        ------ --- | Service | | 2 | -------

 --------------  | LAN Emulation/ |    ||      ||  | FRF.5/FRF.8 |     ------         ||
    ||           |    MPOA        |    ||      ||   -------------        ||           ||
    ||            ----------------     ||      ||        ||              ||           ||
    ||                 ||              ||      ||        ||              ||           ||
    \/                 \/              \/      \/        \/              ||           ||
 -------------   ---------------     -------------   ----------          ||           ||
|  LLC/SNAP,  | |  Ether Type   |   |  LLC/SNAP,  | |  NLPID/  |         ||           ||
|   VC Mux    | |  LLC/SNAP     |   |   VC Mux    | |   SNAP   |         ||           ||
|  RFC-1483   | | RFC-894, 1042 |   |  RFC-1483   | | RFC-1490 |         ||           ||
 -------------   ---------------     -------------   ----------          ||           ||
    ||                 ||                  ||           ||               ||           ||
    \/                 \/                  \/           \/               \/           \/
 ---------------------------------------------------------    -----------------------------
|                Adaptation Layer AAL 5                   |  |   Adaptation Layer AAL 1/2  |
 ---------------------------------------------------------    -----------------------------
                           ||                                                ||
                           \/                                                \/






 -------------------------------------------------------------------------------
|                       Link Layer : ATM                                        |
 -------------------------------------------------------------------------------
                                 ||                                                                     -----------
                                 \/                                                                    |           |
 -------------------------------------------------------------------------------                       | Globespan |
|                     Physical Layer - xDSL,                                     |                     |  Product  |
 -------------------------------------------------------------------------------                       |   Focus   |
                                                                                                       |           |
                                                                                                        -----------


                         [Globespan logo] [Virata logo]

Broadest DSL Physical Layer Product Offering



                          LAYER2/LAYER3                 ADSL                       Symmetric
                    ----------------------     ----------------------      ----------------------------
                    Processor   Software       Integrated        PHY       SDSL       HDSL2     G.shdsl       VDSL


[Globespan logo]                           |                           |                                   |
Globespan                                  |       #              #    |    #          #           #       |   *
                                           |                           |                                   |
Centillium                                 |       +              #    |                                   |
                                           |                           |                                   |






Conexant                                   |       +                   |    #          *           *       |
                                           |                           |                                   |
Texas Instruments      *                   |       +              #    |                                   |
                                           |                           |                           *       |


[Legend]

# = Shipping            * = Announced            + = In Development

                         [Globespan logo] [Virata logo]

Broadest DSL Communications
Processor Product Offering



                          Layer2/Layer3                 ADSL                       Symmetric
                    ----------------------      ----------------------    ----------------------------
                    Processor   Software      Integrated        PHY       SDSL       HDSL2     G.shdsl       VDSL


                                           |                           |                                   |  *
[Virata logo]           #          #       |                           |                                   |
                                           |                           |                                   |
Intel                   #                  |                           |                                   |
                                           |                           |                                   |
Motorola                #                  |                           |                                   |
                                           |                           |                                   |



[Legend]

# = Shipping            * = Announced            + = In Development

                         [Globespan logo] [Virata logo]

Complete System Silicon Solution

DSL Opportunity Will Drive Revenue and EPS Growth



 ----------------------------------------------------------           -------      -------
|              Applications: Data, Voice, Video           |          | Video |    | Voice |            -----------
 ----------------------------------------------------------           -------      -------            |           |
                           ||                                            ||           ||              |           |
                           \/                                            ||           ||              |  Virata   |
 ----------------------------------------------------------              ||           ||              |  Product  |
|                  IP/IPX/Appletalk, etc.                  |             ||           ||              |   Focus   |
 ----------------------------------------------------------              ||           ||              |           |
    ||                   ||            ||     ||         ||              ||           ||              |           |
    \/                   \/            \/     \/         \/              \/           \/               -----------
 --------------   ----------------   ------   ---   -------------      ------      -------
| Classical IP | | Ethernet/Token | | MPLS | |PPP| | Frame Relay |    | MPEG |    | VTOA  |           [Virata logo]
| RFC - 1577   | |    Ring        |  ------   ---  |   Service   |    |   2  |     -------                 ||
 --------------  | LAN Emulation/ |    ||      ||  | FRF.5/FRF.8 |     ------         ||                   ||






    ||           |    MPOA        |    ||      ||   -------------        ||           ||                   ||
    ||            ----------------     ||      ||        ||              ||           ||                   ||
    ||                 ||              ||      ||        ||              ||           ||                   ||
    \/                 \/              \/      \/        \/              ||           ||                   ||
 -------------   ---------------     -------------   ----------          ||           ||                   ||
|  LLC/SNAP,  | |  Ether Type   |   |  LLC/SNAP,  | |  NLPID/  |         ||           ||                   ||
|   VC Mux    | |  LLC/SNAP     |   |   VC Mux    | |   SNAP   |         ||           ||                   ||
|  RFC-1483   | | RFC-894, 1042 |   |  RFC-1483   | | RFC-1490 |         ||           ||                   \/
 -------------   ---------------     -------------   ----------          ||           ||                   /\
    ||                 ||                  ||           ||               ||           ||                   ||
    \/                 \/                  \/           \/               \/           \/                   ||
 ---------------------------------------------------------    -----------------------------                ||
|                Adaptation Layer AAL 5                   |  |   Adaptation Layer AAL 1/2  |               ||
 ---------------------------------------------------------    -----------------------------                ||
                           ||                                                ||                            ||
                           \/                                                \/                            ||
 -------------------------------------------------------------------------------                           ||
|                       Link Layer : ATM                                        |                     [Globespan logo]






 -------------------------------------------------------------------------------
                                 ||                                                                     -----------
                                 \/                                                                    |           |
 -------------------------------------------------------------------------------                       | Globespan |
|                     Physical Layer - xDSL,                                     |                     |  Product  |
 -------------------------------------------------------------------------------                       |   Focus   |
                                                                                                       |           |
                                                                                                        -----------


                         [Globespan logo] [Virata logo]

Worldwide DSL Service Provider Deployments

 ---------------          -------------------            ------------
| North America |        |Asia Pacific Region|          | Europe/ROW |
 ---------------          -------------------            ------------
  [Qwest logo]             [PCCW-HKT logo]               [BT logo]
  [SBC logo]               [Korea Telecom logo]          [Deutsche Telekom logo]
  [Bellsouth logo]         [China Telecom logo]          [telia logo]
  [Verizon logo]           [Hanaro Telecom, Inc. logo]   [Telecom Italia logo]
  [MCI Worldcom logo]      [Chung HWA Telecom logo]      [Telefonica logo]
  [Sprint logo]            [Telecom New Zealand logo]    [kpn logo]
  [Telus logo]             [SingTel logo]                [TDC logo]
  [AT&T logo]              [Hongkong Telecom CSL logo]   [Bezeq logo]
  [Broadwing logo]






  [Alltel logo]

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                    100 service providers, 42 countries
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                         [Globespan logo] [Virata logo]